UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hims & Hers Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

433000 106

(CUSIP Number)

Andrew Dudum

2269 Chestnut Street, #523

San Francisco, California 94123

(415) 851-0195

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1€, 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 433000 106	Page 2 of 10

1.	Names of Reporting Persons. Andrew Dudum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,528,078 (1)(2)(3)
	8.	Shared Voting Power 8,268,565 (4)
	9.	Sole Dispositive Power 26,528,078 (1)(2)(3)
	10.	Shared Dispositive Power 8,268,565 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,796,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.67% (5)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 9,310,945 shares of Class A Common Stock held by trusts affiliated with the Reporting Person, (ii) 8,377,623 shares of Class V Common Stock held by a trust affiliated with the Reporting Person, (iii) 1,762,436 restricted Class A Common Stock (the “Earn Out Shares”) held by trusts affiliated with the Reporting Person, (iv) 7,077,074 shares of Class A Common Stock underlying stock options exercisable within 60 days held by the Reporting Person. Excludes 110,610 warrants held trusts affiliated with the Reporting Person. These warrants are exercisable for one share of Class A Common Stock at $11.50 per share. The underlying shares of Class A Common Stock have been excluded given that the warrants may not be exercisable within 60 days. Also excludes 292,625 shares of Class A Common Stock underlying restricted stock units not expected to settle within 60 days.

CUSIP No. 433000 106	Page 3 of 10

(2)

All shares of Class V Common Stock will convert automatically into an equal number of shares of Class A Common Stock (i) upon any transfer of such shares of Class V Common Stock, with limited exceptions and (ii) upon adoption of a resolution by the Board at any time on or after the one-year anniversary of the date that both trigger conditions, as such conditions are described in the Issuer’s Certificate of Incorporation, dated as of January 20, 2021, are satisfied.

(3)

The Earn Out Shares are outstanding shares of restricted Class A Common Stock subject to the following share price vesting conditions (the “Earn Out Conditions”): (i) if, at any time prior to January 20, 2026 (the “Earn Out Period”), the closing price of the Class A Common Stock is greater than or equal to $15.00 for any ten (10) trading days within any twenty (20) trading day period, one third (1/3) of the Earn Out Shares shall vest; (ii) if at any time during the Earn Out Period the closing price of the Class A Common Stock is greater than or equal to $17.50 for any ten (10) trading days within any twenty (20) trading day period, one third (1/3) of the Earn Out Shares shall vest and (iii) if at any time during the Earn Out Period the closing price of the Class A Common Stock is greater or equal to $20.00 for any ten (10) trading days within any twenty (20) trading day period, one third (1/3) of the Earn Out Shares shall vest. If the Earn Out Conditions are not met during the Earn Out Period, then the applicable Earn Out Shares shall be automatically forfeited. Although not yet vested, the Earn Out Shares have equivalent voting rights with all other shares of Class A Common Stock.

(4)

Represents (i) 7,531,800 shares of Class A Common Stock held by Atomic Labs II, L.P. and (ii) 736,765 Earn Out Shares held by Atomic Labs II, L.P. The Reporting Person is a managing member of Atomic GP II, LLC, which is the general partner of Atomic Labs II, L.P. The Reporting Person may be deemed to share voting and dispositive power over the shares held by Atomic Labs II, L.P. Excludes 46,238 warrants held Atomic Labs II, L.P. These warrants are exercisable for one share of Class A Common Stock at $11.50 per share. The underlying shares of Class A Common Stock have been excluded given that the warrants may not be exercisable within 60 days.

(5)

Percentage is calculated based on 196,941,932 shares deemed to be outstanding, which includes (i) 181,487,235 outstanding shares of Class A Common Stock, (ii) 8,377,623 outstanding shares of Class V Common Stock of the Issuer outstanding as of January 20, 2021 and (iii) 7,077,074 shares of Class A Common Stock underlying Reporting Person’s stock options exercisable within 60 days. Reporting Person beneficially owns 14.0% of the outstanding shares of Class A Common Stock and 100% of the outstanding Class V Common Stock.

CUSIP No. 433000 106	Page 4 of 10

SCHEDULE 13D

Item 1. Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the beneficial ownership of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of Hims & Hers Health, Inc., a Delaware corporation (“Issuer”), and is being filed to reflect the acquisition of Class A Common Stock by Andrew Dudum. The Issuer’s principal executive offices are located at 2269 Chestnut Street, #523, San Francisco, California, 94123.

Item 2. Identity and Background.

(a) Andrew Dudum, an individual ( “Reporting Person”).

(b) The business address of Reporting Person is Hims & Hers Health, Inc., 2269 Chestnut Street, #523, San Francisco, California, 94123.

(c) Reporting Person is the Chief Executive Officer and a member of the Board of Directors of the Issuer.

(d)–(e) During the last five years, Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Reporting Person is a citizen of the United States.

CUSIP No. 433000 106	Page 5 of 10

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 30, 2020 (the “Merger”), by and among Oaktree Acquisition Corp., now known as Hims & Hers Health, Inc., RX Merger Sub Inc., and Hims, Inc. The transactions contemplated by the Merger Agreement closed on January 20, 2020 (the “Closing”).

At the Closing, the Reporting Person and trusts affiliated with the Reporting Person received (i) 9,310,945 shares of Class A Common Stock (ii) 8,377,623 shares of Class V Common Stock, (iii) 1,762,436 Earn Out Shares and (iv) 7,077,074 shares of Class A Common Stock underlying stock options exercisable within 60 days. Atomic Labs II, L.P. received (i) 7,531,800 shares of Class A Common Stock and (ii) 736,765 Earn Out Shares. The Reporting Person is a managing member of Atomic GP II, LLC, which is the general partner of Atomic Labs II, L.P. The Reporting Person may be deemed to share voting and dispositive power over the shares held by Atomic Labs II, L.P. The Reporting Person and affiliated trusts also received in the Merger 110,610 warrants exercisable for one share of Class A Common Stock at $11.50 per share and 292,625 restricted stock units. The shares of Class A Common Stock underlying warrants and restricted stock units may not be exercisable or settled within 60 days and therefore have not been deemed beneficially owned by the Reporting Person. Under the terms of the Merger Agreement, Mr. Dudum is also expected to be (but has not yet been) granted approximately 720,906 Parent Earn Out RSUs and 14,344 Parent Warrant RSUs, in each case as defined in the Merger Agreement.

As of Closing, Reporting Person may be deemed to beneficially own 34,796,643 shares of Class A Common Stock, which includes 8,377,623 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class V Common Stock. Each outstanding share of Class V Common Stock is entitled to 175 votes per share and each outstanding share of Class A Common Stock is entitled to one vote per share. By virtue of his shares of Class A Common Stock and Class V Common Stock, Mr. Dudum holds approximately 90% of the outstanding voting power of the Issuer.

CUSIP No. 433000 106	Page 6 of 10

Item 4. Purpose of Transaction

The information furnished in Item 3 is incorporated into this Item 4 by reference.

The Reporting Person serves as Chief Executive Officer and a member of the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, the Reporting Person and affiliated entities may from time to time buy or sell securities of the Issuer as appropriate for the personal circumstances of the Reporting Person and affiliated trusts or entities.

Except as described herein, neither the Reporting Person nor any affiliated trusts or entities has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person and affiliated trusts or entities reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person and affiliated trusts or entities may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the evaluation by the Reporting Person and the affiliated trusts or entities of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person and the affiliate trusts or entities, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person and the affiliated trusts or entities may also decide to hold or dispose of all or part of their investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

CUSIP No. 433000 106	Page 7 of 10

Item 5. Interest in Securities of the Issuer.

The information contained in Item 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a,b) The responses of the Reporting Person with respect to Rows 7 through 13 of the cover page to this Schedule 13D are incorporated herein by reference.

(c) Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d) Except with respect to the 7,531,800 shares of Class A Common Stock and 736,765 Earn Out Shares held by Atomic Labs II, L.P., to the best knowledge of Reporting Person, no person other than the Reporting Person or his affiliated trusts has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Class A Common Stock reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information furnished in Item 3 is incorporated into this Item 6 by reference

In connection with the Closing, the Issuer and each director and officer (and any affiliated trust holding securities controlled by or for the benefit of such directors and officers or any other entity holding equity interests of the Company over which any such director or officer exercises dispositive control with respect to such equity securities of the Company), entered into a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which, among other things, each director and officer agreed that he or she will not, without the prior written consent of the Issuer, during the period commencing on the Closing Date and ending on the date that is one hundred eighty (180) days after the closing date of the merger (the “Closing Date”) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock issued or issuable to such party pursuant to the Merger Agreement (collectively, the “Lock-Up Shares”), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares. Notwithstanding the foregoing, if, at any time beginning 90 days after the Closing Date (the “Earliest Release Date”), the closing price of the Class A Common Stock equals or exceeds 133% of the closing price per share of Class A Common Stock on the Closing Date (as adjusted for stock splits, reverse splits, recapitalizations, reorganizations, and any similar transaction) for any 10 trading days within any 20 trading day period (with the calculation including the 20 trading day period immediately prior to the Earliest Release Date), then 25% of each party’s Lock-Up Shares will be automatically released from the lock-up restrictions as of the last day of such 20 trading day period. The lock-up restrictions contain customary exceptions.

CUSIP No. 433000 106	Page 9 of 10

Item 7. Material to be Filed as Exhibits.

A.

Agreement and Plan of Merger, dated as of September 30, 2020, by and among Oaktree Acquisition Corp., Rx Merger Sub, Inc., and Hims, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38986), filed with the SEC on October 1, 2020)

B.

Certificate of Incorporation of Hims & Hers Health, Inc. (incorporated by reference to Exhibit 3.1 to the company’s Current Report on Form 8-K (File No. 001-38986), filed with the SEC on January 26, 2021)

C.	Form of Lock-Up Agreement, by and among Oaktree Acquisition Corp., Rx Merger Sub, Inc., Hims, Inc. and certain of the Hims, Inc. stockholders.

CUSIP No. 433000 106	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2021

Andrew Dudum

By:	/s/ Andrew Dudum
Andrew Dudum

Exhibit C

LOCK-UP AGREEMENT

The undersigned stockholder (the “Holder”) of Hims, Inc., a Delaware corporation (the “Company”), understands that the Company entered into that certain Agreement and Plan of Merger (the “Merger Agreement” and the transactions contemplated by the Merger Agreement, the “Merger”), dated as of September 30, 2020, with Oaktree Acquisition Corp., a Delaware corporation (“Parent”), and Rx Merger Sub Inc., a wholly owned subsidiary of Parent (the “Merger Sub”), pursuant to which Merger Sub will merge with and into the Company and the Company will survive the merger as a wholly owned subsidiary of Parent, which will subsequently change its name to Hims & Hers Health, Inc.

In order to induce the Company and Parent to complete the Merger and in consideration of the covenants and agreements contained in this Lock-Up Agreement (this “Agreement”), the receipt and sufficiency of which are hereby acknowledged, Holder agrees, contingent upon the Effective Time (as defined in the Merger Agreement) and to be effective immediately prior to the Effective Time, as follows:

1. Holder hereby agrees that it will not, without the prior written consent of Parent, during the period commencing on the date of the closing of the Merger (the “Closing Date”) and ending on the date that is one hundred eighty (180) days after the closing of the Merger, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Class A Common Stock, par value $0.0001 per share (the “Common Stock”), or any securities convertible into or exercisable or exchangeable for Common Stock issued or issuable to Holder pursuant to the Merger Agreement (collectively, the “Lock-Up Shares”), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

2. Notwithstanding the foregoing, Holder may transfer its Lock-Up Shares (i) as a bona fide gift or gifts, (ii) to any member of Holder’s immediate family or to any trust or other entity controlled or managed, or under common control or management, by Holder or the immediate family of Holder, or if Holder is a trust or other similar entity, to a trustor or beneficiary or similar person of the trust or other entity or to the estate of a beneficiary or similar person of such trust or other entity, (iii) upon death or by will, testamentary document or the laws of intestate succession, (iv) if Holder is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of Holder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with Holder or affiliates of Holder (including, for the avoidance of doubt, where Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution, transfer or disposition without consideration by Holder to its stockholders, partners, members or other equity holders, (v) to Parent in connection with the “net” or “cashless” exercise or settlement of warrants or stock options, restricted stock units or other equity awards (and any transfer to Parent necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of such vesting, settlement or exercise whether by means of a “net settlement” or otherwise), (vi) to Parent in connection with the repurchase of shares of Common Stock issued pursuant to equity awards granted under a stock incentive plan or other equity award plan or pursuant to the agreements under which such shares were issued, provided that such repurchase of shares of Common Stock is in connection with the termination of Holder’s service provider relationship with Parent, (vii) pursuant to a final qualified domestic order or in connection with a divorce settlement, or (viii) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors of Parent and made to all holders of Parent’s capital stock involving a Change of Control (as defined below) of Parent, provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, Holder’s Lock-Up Shares shall remain subject to the provisions of this Agreement; provided, however, in the case of clauses (i), (ii), (iii), (iv) and (vii) above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, agrees in writing to be bound by the restrictions set forth in this section (or a substantially similar written agreement), and there shall be no further transfer of such Lock-Up Shares except in accordance with this Agreement. Additionally, and notwithstanding the limitations in Section 1, Holder may establish a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, for the transfer of shares of Common Stock, provided that such plan does not call for the transfer of Common Stock during the 180-day lock-up period described in Section 1. For purposes of this Agreement, the term “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of Parent’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than a majority of the outstanding voting securities of Parent (or the surviving entity).

3. Any discretionary waiver or termination of the restrictions herein by Parent shall apply to all Holders subject to such agreements pro rata based on the number of shares subject to such agreements; provided, however, that such pro rata release shall not be required in the event that (i) a waiver or termination is granted in connection with the registration or public offering of securities pursuant to a registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission, (ii) (A) the release or waiver is effected solely to permit a transfer not for consideration and (B) the transferee has agreed in writing to be bound by the same terms described in this Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer or (iii) the aggregate number of shares of Common Stock subject to releases or waivers granted during the lock-up period represent less than or equal to 1% of the total number of outstanding Common Stock (determined as of the date of the Closing Date). Holder further agrees that it will not during the period commencing on the Closing Date and ending on the date that is 180 days after the Closing Date exercise any registration rights with respect to any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; provided however this Section 3 shall not apply to any termination pursuant to Section 4 of the restrictions set forth in Section 1.

4. Notwithstanding the foregoing, if, at any time beginning 90 days after the Closing Date (the “Earliest Release Date”), the closing price of Common Stock equals or exceeds 133% of the closing price per share of Common Stock on the Closing Date (as adjusted for stock splits, reverse splits, recapitalizations, reorganizations and any similar transaction) for any 10 trading days within any 20 trading day period (with the calculation including the 20 trading day period immediately prior to the Earliest Release Date), then 25% of Holder’s Lock-Up Shares (which, for purposes of holders of options, shall only include options that have vested as of such date) will be automatically released from such restrictions as of the last day of such 20 trading day period. The percentage of Lock-Up Shares to be released pursuant to this Section 4 shall be calculated based on the number of a Holder’s Lock-Up Shares as of the last day of such 20 trading day period.

5. In order to enforce the foregoing covenants, Parent may impose stop-transfer instructions with respect to the Lock-Up Shares of Holder (and the shares or securities of every other Person subject to the foregoing restriction) until the end of such period. Holder understands that Parent is relying upon this Agreement in proceeding toward consummation of the Merger. Holder further understands that this Agreement is irrevocable and shall be binding upon Holder’s heirs, legal representatives, successors and assigns.

6. Holder agrees that a legend reading substantially as follows shall be placed on all certificates representing all Lock-Up Shares of Holder (and the shares or securities of every other Person subject to the restriction contained in this Section 6):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER’S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SHARES.

7. The parties hereto acknowledge and agree that Oaktree Acquisition Holdings, L.P. is an intended third party beneficiary and may enforce the terms of this Agreement, and that no amendment or waiver of this Agreement, the amendment or waiver of which would adversely affect the rights of Oaktree Acquisition Holdings, L.P., shall be effective without the written consent of Oaktree Acquisition Holdings, L.P.; provided however that such right will expire when Oaktree Acquisition Holdings, L.P. (or its assignees) holds less than 1% of the shares of Common Stock held by Oaktree Acquisition Holdings, L.P. immediately after completion of the Merger (such number of shares, the “Requisite Shares”). Upon the dissolution of Oaktree Acquisition Holdings, L.P., or the assignment of its rights pursuant to that certain Registration Rights Agreement between Oaktree Acquisition Holdings, L.P. and Parent, the rights under this Section 7 shall become exercisable by holders of a majority-in-interest of the “Registrable Securities” (as defined in the Registration Rights Agreement); provided that such right shall expire when such holders collectively hold less than the number of Requisite Shares in the aggregate.

8. This Agreement shall terminate upon the termination of the Merger Agreement prior to the consummation of the Merger.

9. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Lock-Up Agreement is executed as of ____________________________.

HOLDER:

By:
Name:

Acknowledged and Agreed:

OAKTREE ACQUISITION CORP., AS THE PREDECESSOR TO

HIMS & HERS HEALTH, INC.

By:
Name:	Zaid Pardesi
Title:	Chief Financial Officer

HIMS, INC.

By:
Name:	Andrew Dudum
Title:	Chief Executive Officer

[Signature Page to Lock-Up Agreement]